601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com

October 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Leslie’s, Inc.

Amendment No. 1 to Registration Statement on Form S-1/A

Filed October 22, 2020

File No. 333-249372

On behalf of our client, Leslie’s, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated October 23, 2020, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1/A filed by the Company on October 22, 2020 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing the revised Registration Statement on Form S-1/A (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed October 22, 2020

Our Competitive Strengths, page 7

1.

Staff’s comment: We note your response to comment 7, and your amended disclosure on page 8 that “Aided awareness and unaided awareness refer to responses from participants in a survey we commissioned of pool owners in the general population. We define ‘unaided awareness’ as a respondent identifying a specific retailer in response to a question about which retailers come to

Beijing Boston Chicago Dallas Hong Kong Houston London Los Angeles Munich Palo Alto Paris San Francisco Shanghai Washington, D.

mind when the respondent thinks of retailers (online or physical stores) that sell pool supplies. We define ‘aided awareness’ as a respondent identifying a specific retailer in response to the same question, except the respondent is also prompted with a list of several specific retailers, including us.” This amended disclosure is not completely responsive to our comment. Please amend your disclosure to clarify how you measure “awareness,” based on the noted survey responses, and provide support for your statement that you have the highest of both in the aftermarket pool and spa care industry and 3.5x the unaided awareness of the next closest specialty competitor. In this regard we note your October 2, 2020 response to our prior comment 18.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to delete all references to “aided awareness,” “unaided awareness” and the survey we commissioned of pool owners in the general population.

2.	Staff’s comment: As a related matter, please disclose the entity from which you commissioned the survey, and file the consent of this entity required by Rule 436 and Section 7 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to delete all references to the survey we commissioned of pool owners in the general population.

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months and the Year Ended October 3, 2020, page 11

3.

Staff’s comment: We note that you have included preliminary estimated unaudited sales, Adjusted EBITDA, and net income for the three months and year ended October 3, 2020. We also note your statement that “you should not place undue reliance on these preliminary financial results, which may differ materially from actual results.” Please remove your statement that the results may differ “materially.” Please also provide qualitative disclosure that gives readers a sense of how your costs and expenses were impacted for the same period, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing in context.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 12.

Risk Factors

“Anti-takeover provisions in our charter documents and under Delaware law . . .”, page 38

4.

Staff’s comment: Please briefly describe the “certain provisions” of your restated certificate of incorporation that will require “66 2/3% in voting power of the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class” to amend.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38 and 117.

Dilution, page 51

5.	Staff’s comment: Please provide us with your calculation of “Pro forma net tangible book deficit per share as of June 27, 2020.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff of the following calculations used to calculate our pro forma net tangible book deficit per share as of June 27, 2020.

As of June 27, 2020
Net tangible book deficit	$(990,769,000)
Net proceeds from the offering(1)	$415,500,000
Estimated offering expenses payable by the Company	$(6,000,000)
Write-off of unamortized discount and financing fees resulting from repayment of the Senior Unsecured Notes(2)	$(7,847,000)

Pro forma net tangible book deficit	$(589,116,000)
Shares outstanding as of June 27, 2020 after giving effect to a 156,500-for-1 stock split(3)	156,500,000
Pro forma net tangible book deficit per share	$(3.76)

(1)

Calculated based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the prospectus which forms a part of the Amended Registration Statement, after deducting estimated underwriting discounts and commissions.

(2)	As defined in the Amended Registration Statement.
(3)	This stock split of our capital stock was effected on October 23, 2020.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4660 or by email at cnagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler

VIA E-MAIL

cc:	Katherine Bagley

Securities and Exchange Commission

Michael R. Egeck

Steve Weddell

Brad A. Gazaway

Leslie’s, Inc.

Aslam Rawoof

Kirkland & Ellis LLP

Marc. D. Jaffe

Stelios G. Saffos

Latham & Watkins LLP